

Mail Stop 3030

February 27, 2017

<u>Via E-mail</u>
David H. Wang
President and Chief Executive Officer
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, California 94539

     Re: ACM Research, Inc.
              Draft Registration Statement on Form S-1
              Submitted January 31, 2017
              CIK No. 0001680062

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1.   Discuss in your summary your reliance on a small number of customers.

2.   Please clarify your disclosure here regarding your equipment's capabilities with wafers at nodes 22 nanometers or less to specify the smallest node size at which you have demonstrated your technologies' capabilities. In this regard, we note your disclosure in the second bullet point on page 76.

3.   When you refer to the "single wafer process systems" market, explain how the size of this market relates to your business and market opportunity.

Flat and patterned wafer surfaces, page 3

4.   Please clarify how you have shown your product to be more efficient and effective than traditional wafer cleaning technologies. In this regard, we note your disclosure in the first paragraph on page 15 that your TEBO technology takes up to five times longer than other competing technologies.

5.   Where you disclose individual financial statement items, such as revenue, please also include balancing disclosure of your net loss or income.

Our Strategy, page 3

6.   Please reconcile your statement regarding your "technology leadership" position with your disclosure in the fourth paragraph on page 14 indicating that your technology has not achieved widespread market acceptance.

7.   Where you make qualitative statements, please identify the source of this information or characterize the statement as management's belief. We note, for example, your disclosure on page 4 stating PRC chip manufactures "prefer building relationships with local suppliers," on page 79 regarding "inadequate cleaning actions," and on page 80 discussing "one of the most significant challenges" and describing how "to appeal to a broad range of chip makers."

Implications of Being an Emerging Growth Company, page 5

8.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We currently have limited revenue, page 11

9.   Given your disclosure in the last paragraph on page 87 that, as of December 31, 2016, you have sold twenty-two Ultra C units that use you SAPS and TEBO technologies, please clarify what steps remain before you will be able to launch and commercialize this equipment and technology.

We have depended on PRC governmental subsidies, page 21

10.   We note the discussion in the International Trade Association of the U.S. Department of Commerce report that you have listed on 39 of your prospectus regarding over-capacity in the semiconductor manufacturing equipment market that could result from the PRC's semiconductor subsidy program. To the extent that this constitutes a material risk to your business, please expand your risk factor disclosure to so indicate.

Management's Discussion and Analysis, page 51

Revenue, page 52

11.   Given that your customer base is very small, where you refer to "typical" terms of your customer relationships, business terms or interactions, revise to explain how frequently these apply to your current customers.

12.   Refer to the last full paragraph on page 53. Provide additional details about when you expect to commence the referenced maintenance service contracts.

How We Evaluate Our Operations, page 58

13.   We note you present the non-GAAP measures free cash flow and adjusted EBITDA. Please expand your disclosure to discuss any specific limitations of the usefulness of these measures due to the restrictions under the PRC's Foreign Enterprise Law, as discussed on page F-35, and the significant non-controlling interest.

14.   In addition, please explain to us the reason you have included the grants received from local and central authorities in free cash flow and Adjusted EBITDA since it is not clear whether and how the government grants relate to your "core operating performance" and your ability to generate cash.

15.   Please revise the Adjusted EBITDA Data table on page 59 to clarify that income taxes were a benefit for fiscal 2015 and the nine months ended September 30, 2015 and an expense for the nine months ended September 30, 2016.

Results of Operations, page 68

16.   Please expand your disclosure to discuss the reason for the decrease in sales to your largest customer noted in the last paragraph on page 68 and to describe your sale of higher margin products noted in the first paragraph on page 69. See Regulation S-K Item 303(a)(3)(i)–(ii).

Operating Expenses, page 69

17.   Please revise to disclose why you include spare parts as a sales and marketing expense.

Government Research and Development Grants, page 73

18.   Please expand your disclosure to clarify what portion of the additional $5.4 million in government grants you expect to receive during your 2017 fiscal year and whether you have applied for or anticipate applying for future grants. To the extent that future government funding constitutes a known trend or uncertainty affecting your liquidity or

capital resources, please provide the disclosure required by Regulation S-K Item 303(a)(1)–(2)(i)**.**

Business, page 76

19.   Please clarify how use of your equipment by leading logic and memory chip makers can influence decisions by other manufactures. Additionally, given that you derived most of your 2015 revenue from the "selected customers" with whom you began placing your products in 2009, please clarify in what ways you believe this process has helped you penetrate the mature chip-manufacturer market.

Competition, page 91

20.   We note your disclosure on page 92 that semiconductor manufactures tend to maintain their selection of a particular supplier's equipment throughout their production of a specific application and technology node.   Therefore, given your disclosure on page 80 regarding 10 nanometer nodes expected in 2017, please clarify whether any semiconductor manufacturers have selected or qualified your equipment for their production of wafers with 10 nanometer nodes.

21.   We note your disclosure that "most" of your competitors' products use jet spray technology and that "certain" competitors use conventional megasonic technology. If any of your competitors have developed technologies that address the limitations of traditional technologies noted on pages 79–80, please expand your disclosure to clarify.

Executive Compensation, page 103

22.   Please ensure that the amounts disclosed in your summary compensation table are consistent with your narrative explanation. In this regard, we note your disclosure in the last paragraph on page 103 regarding base salaries in 2015 and 2016.

Underwriting, page 127

23.   We note that you plan to issue underwriter warrants, but do not see them listed in the fee table. Please tell us whether you plan to also register the underwriter warrants and shares of Class A common stock underlying those warrants.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

24.   Please revise your statements of cash flows to start with net income (loss), inclusive of net income (loss) attributable to non-controlling interests. Refer to ASC 230.

Note 2: Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

25.   We note that you recognize revenue in certain circumstances even though a customer might withhold acceptance due to issues unrelated to product performance. Please describe to us these issues and explain why it is appropriate to record revenue in these circumstances.

26.   Please expand your revenue recognition policy to address your after-sales services referenced on page 51.

27.   We note the discussion on page 52 that your tool evaluation period can extend for 24 months or longer. Please clarify your accounting policy for your products during this evaluation period, including when you recognize revenue and the related costs of revenue. If there are any deferred costs on your balance sheet, please quantify the amounts for the periods presented.

Government Subsidies, page F-13

28.   Please disclose with more specificity the operating conditions that were met in order for you to recognize government subsidies in the statements of operations and describe any circumstances that would require these amounts to be refunded.

Basic and Diluted Net Income (Loss) per Common Shares, page F-16

29.   You disclose that the dilutive effect of convertible promissory notes and convertible preferred shares is reflected in diluted net income (loss) per common share, but these amounts do not appear to be reflected in your diluted shares outstanding. Please clarify for us the basis for your presentation. Provide the disclosure required by ASC 260-10-50-1(c) for any securities not included in the computation of diluted EPS because to do so would have been antidilutive in the applicable period.

Note 7: Other Payable and Accrued Expenses, page F-24

30.   Please explain to us the reason for the decrease in Commissions accrual.

Note 8: Notes Payable, page F-24

31.   We note the amounts under your promissory and term notes appear to be past due. Please disclose whether you are in default of any of the terms of these notes and the impact that this has on your operations and financial statements.

David H. Wang
ACM Research, Inc.
February 27, 2017
Page 6

Note 19: Subsequent Events, page F-35

32.   We note you granted 4,273,660 options to purchase common stock at a price of $1.00 per
         share on December 28, 2016. Please explain to us the reason for the significant
         difference between the $2.50 per share price on the Series F preferred stock issued on
         December 30, 2016 and the values assigned to the stock options granted on December 28,
         2016. In addition, tell us your estimated IPO price range, and to the extent that there is a
         significant difference between your price range and the option price, explain to us each
         significant factor contributing to the difference.

         You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements
and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528
with any other questions.

                                                          Sincerely,

                                                          /s/ Amanda Ravitz

                                                          Amanda Ravitz
                                                          Assistant Director
                                                          Office of Electronics and Machinery

cc: Mark L. Johnson, Esq.
         K&L Gates LLP